REGISTRATION NO. 333-41082
                                                                   CIK# 1117950

===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                        ----------------------

                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6

                        ----------------------

              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 97

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                     Ranson & Associates, Inc.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:  Units of Beneficial Interest

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date of the Registration Statement.

[X] Check box if it is proposed that this filing will become effective at 10:00 A.M. on July 13, 2000 pursuant to paragraph (b) of Rule 487.

===============================================================================
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[LOGO]       RANSON UNIT INVESTMENT TRUSTS, SERIES 97

             VALUE LINE #1 STRATEGY TRUST, SERIES 10 (JULY 2000 SERIES)







             A portfolio of 100 stocks ranked #1 for Timeliness(TM)
                     by The Value Line Investment Survey(R)
                          seeking capital appreciation















                                   Prospectus
                                  July 13, 2000


     As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation by investing in a portfolio of the 100 stocks ranked #1 for Timeliness(TM) by The Value Line
Investment Survey(R) on July 7, 2000.


                               INVESTMENT STRATEGY

  The trust is part of a long-term investment strategy that seeks to offer a convenient way to apply the Value Line #1 Strategy over time. Created in 1931, The Value Line Investment Survey uses a ranking system that has been operating essentially in its present form since 1965. The Value Line Timeliness(TM) Rank uses a ranking scale of 1 (highest) to 5 (lowest) and measures potential price performance during the next six to twelve months relative to approximately 1700 stocks covered by The Value Line Investment Survey. The trust seeks to invest in the stocks currently ranked #1 for Timeliness(TM) for about 14 months. The trust will then terminate and you will be able to reinvest your proceeds into a new trust that applies the Value Line #1 Strategy at that time, if available. This "rollover" strategy offers a long-term investment approach based on periodic analysis of the Value Line Timeliness(TM) Rank.


                      -------------------------------------

                            PORTFOLIO DIVERSIFICATION
                            -------------------------

                         ELECTRONICS                21%
                         SEMICONDUCTORS             15%
                         TELECOMMUNICATIONS         12%
                         HEALTHCARE                 11%
                         SOFTWARE                    9%
                         CONSUMER, CYCLICAL          8%
                         COMMERCIAL SERVICES         7%
                         COMPUTERS                   5%
                         ENERGY                      3%
                         INDUSTRIAL                  3%
                         PHARMACEUTICAL              3%
                         CONSUMER, NON-CYCLICAL      2%
                         BASIC MATERIALS             1%

                      -------------------------------------


                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

  * STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.

  * WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same stocks even if the Value Line ranking changes.

  * Many of the stocks in the portfolio are issued by technology companies. These companies include companies involved in computers, electronics, the Internet, semiconductors, software and telecommunications. NEGATIVE DEVELOPMENTS IN THE TECHNOLOGY INDUSTRY WILL AFFECT THE VALUE OF YOUR INVESTMENT GREATER THAN IN A MORE DIVERSIFIED INVESTMENT. Technology stocks tend to experience above-average price volatility.

  * Many of the stocks in the portfolio are issued by consumer products companies. These include companies that make and distribute items such as clothing, appliances, food products and other consumer goods. NEGATIVE DEVELOPMENTS IN THE CONSUMER PRODUCTS INDUSTRY WILL AFFECT THE VALUE OF YOUR INVESTMENT GREATER THAN IN A MORE DIVERSIFIED INVESTMENT.

  * All strategy-based portfolios have operating expenses and transaction costs. THIS MEANS THAT A STRATEGY-BASED PORTFOLIO MAY NOT TRACK ITS HYPOTHETICAL STRATEGY PERFORMANCE EXACTLY. Your trust may not be able to own all strategy stocks in the exact strategy weightings.


2   Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you:

  * want to own a defined portfolio of stocks selected based on potential stock price performance over the next six to twelve months.

  *  seek capital appreciation.

  * want to pursue a long-term investment strategy based on successive rankings of potential six to twelve month stock price performance.

  You should not consider this investment if you:

  *  are uncomfortable with the trust's strategy.

  *  are uncomfortable with the risks of an unmanaged investment in stocks.

  *  want current income or capital preservation.


      -----------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

      UNIT PRICE AT INCEPTION                                    $10.00

      INCEPTION DATE                                      July 13, 2000
      TERMINATION DATE                               September 13, 2001

      DISTRIBUTION DATES                    15th day of January, April,
                                                       July and October
      RECORD DATES                           1st day of January, April,
                                                       July and October

      CUSIP NUMBERS
      Cash distributions (all accounts)                       753269497
      Reinvested distributions
        Standard Accounts                                     753269505
        Wrap Fee Accounts                                     753269513

      MINIMUM INVESTMENT
      Standard accounts                                $1,000/100 units

      Retirement accounts and
      custodial accounts for minors                       $250/25 units

      -----------------------------------------------------------------


                                FEES AND EXPENSES

  As with any investment, you will incur expenses when you invest in the trust. The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                               AS A % OF
                                            $1,000 INVESTED
                                            ---------------
INITIAL SALES FEE PAID ON PURCHASE               1.00%
DEFERRED SALES FEE IN FIRST YEAR                 1.90
                                                 -----
  MAXIMUM SALES FEE                              2.90%
                                                 =====

ORGANIZATION COSTS
(amount per 100 units paid by trust at
end of initial offering period)                  $5.00
                                                 =====

                                       AS A % OF        AMOUNT PER
ANNUAL EXPENSES                     $1,000 INVESTED     100 UNITS
                                    ---------------     ----------
Trustee's fee and expenses               0.08%            $0.80

Creation and development fee             0.25%             2.50
Supervisory and evaluation fees          0.05%             0.50
Licensing fees                           0.20%             2.00
                                         -----            -----
  Total                                  0.58%            $5.80
                                         =====            =====

  The deferred sales fee is fixed at $0.19 per unit and accrues daily from September 14, 2000 through January 14, 2001. The creation and development fee compensates the sponsor for creating and developing your trust. The trust accrues this fee daily during the life of the trust based on average daily net asset value (not to exceed 0.75 percent of your initial investment over the life of the trust). The trust pays both fees to the sponsor monthly.


                                     EXAMPLE

  This example helps you compare the cost of investing in this trust with the cost of investing in other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust each year, the expenses above do not change and the trust's annual return is 5%. The example only illustrates the effect of expenses-your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

   1 year             $401
   3 years          $1,021
   5 years          $1,667
   10 years         $3,399

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                          Investment Summary   3

THE PORTFOLIO (at inception)

Ticker          Company                                                      Initial     Price per      Cost to
Symbol            Name                               Industry                Shares        Share       Portfolio
-------------------------------------------------------------------------------------------------------------
ADCT     ADC Telecommunications Inc.              Technology                   32        $ 78.3125     $  2,506
ADBE     Adobe Systems Inc.                       Technology                   18         140.5000        2,529
ADTN     Adtran Inc.                              Technology                   38          69.8125        2,653
AEIS     Advanced Energy Industries               Industrial                   42          59.0000        2,478
AMD      Advanced Micro Devices                   Technology                   30          84.0000        2,520
AD       Advo Inc.                                Consumer, Cyclical           61          40.7500        2,486
ALA      Alcatel SA                               Technology                   34          73.8750        2,512
ALTR     Altera Corp.                             Technology                   24         103.2500        2,478
APCC     American Power Conversion                Industrial                   55          45.0625        2,478
ADI      Analog Devices Inc.                      Technology                   32          79.0000        2,528
AMAT     Applied Materials Inc.                   Technology                   28          89.0000        2,492
ARW      Arrow Electronics Inc.                   Industrial                   68          37.3750        2,542
ARTC     Arthrocare Corp.                         Consumer, Non-cyclical       62          40.0625        2,484
AVX      AVX Corp.                                Industrial                   92          29.0000        2,668
BARZ     Barra Inc.                               Technology                   50          50.5000        2,525
BEAS     BEA Systems Inc.                         Technology                   42          58.1250        2,441
BBY      Best Buy Co. Inc.                        Consumer, Cyclical           33          76.5000        2,525
CDT      Cable Design Technologies Corp.          Industrial                   66          37.9375        2,504
CDWC     CDW Computer Centers Inc.                Consumer, Cyclical           35          71.0000        2,485
CGNX     Cognex Corp.                             Industrial                   52          47.0000        2,444
GLW      Corning Inc.                             Technology                   10         254.7500        2,548
CSGS     CSG Systems International                Technology                   43          57.4375        2,470
CY       Cypress Semiconductor Corp.              Technology                   55          46.5625        2,561
CYTC     Cytyc Corp.                              Consumer, Non-cyclical       41          63.0000        2,583
DRYR     Dreyer's Grand Ice Cream Inc.            Consumer, Non-cyclical      104          23.6875        2,464
DY       Dycom Industries Inc.                    Industrial                   61          40.8750        2,493
EDMC     Education Management Corp.               Consumer, Non-cyclical      140          18.3750        2,573
ESIO     Electro Scientific Inds Inc.             Industrial                   46          55.5000        2,553
EMC      EMC Corp-Mass                            Technology                   33          74.9375        2,473
FLEX     Flextronics International Ltd.           Industrial                   34          73.7500        2,508
GTRC     Guitar Center Inc.                       Consumer, Cyclical          192          13.2500        2,544
ITWO     I2 Technologies Inc.                     Technology                   21         123.1875        2,587
IMNX     Immunex Corp.                            Technology                   41          62.5625        2,565
IMPH     Impath Inc.                              Consumer, Non-cyclical       38          68.0000        2,584
NSIT     Insight Enterprises Inc.                 Consumer, Cyclical           40          64.1875        2,568
IDTI     Integrated Device Technology Inc.        Industrial                   40          68.5625        2,743
IRF      International Rectifier Corp.            Technology                   44          56.0000        2,464
IVX      Ivax Corp.                               Consumer, Non-cyclical       55          46.6250        2,564
JDSU     JDS Uniphase Corp.                       Technology                   25         100.1250        2,503
KEM      Kemet Corp.                              Industrial                   85          30.0625        2,555
LH       Laboratory Corp. Of America Holdings     Consumer, Non-cyclical       28          91.8750        2,573
LMS      Lamson & Sessions Co.                    Industrial                  154          17.0625        2,628
LLTC     Linear Technology Corp.                  Industrial                   38          67.7500        2,575
LSI      LSI Logic Corp.                          Technology                   47          52.1250        2,450
MACR     Macromedia Inc.                          Technology                   25         103.3125        2,583
MXIM     Maxim Integrated Products                Industrial                   34          74.5000        2,533
MENT     Mentor Graphics Corp.                    Technology                  122          20.0625        2,448
MIKE     Michaels Stores Inc.                     Consumer, Cyclical           53          47.3125        2,508
MCRL     Micrel Inc.                              Industrial                   48          52.6250        2,526
MCHP     Microchip Technology Inc.                Industrial                   43          60.6250        2,607


4   Investment Summary


Ticker          Company                                                      Initial     Price per      Cost to
Symbol            Name                               Industry                Shares        Share       Portfolio
-------------------------------------------------------------------------------------------------------------
MU       Micron Technology Inc.                   Technology                   27        $ 94.0000     $  2,538
MNMD     Minimed Inc.                             Consumer, Non-cyclical       20         120.7500        2,415
NSM      National Semiconductor Corp.             Technology                   48          51.9375        2,493
NTAP     Network Appliance Inc.                   Technology                   28          90.0000        2,520
NEWP     Newport Corp.                            Industrial                   26         101.1875        2,631
NOK      Nokia OYJ                                Technology                   47          52.1250        2,450
NT       Nortel Networks Corporation              Technology                   34          74.4375        2,531
NVLS     Novellus Systems Inc.                    Technology                   41          61.1250        2,506
ORCL     Oracle Corporation                       Technology                   34          74.6875        2,539
OCA      Orthodontic Centers Of America           Consumer, Non-cyclical      102          24.8750        2,537
PHSY     Pacificare Health Systems                Consumer, Non-cyclical       39          63.7500        2,486
PLXS     Plexus Corp.                             Consumer, Non-cyclical       21         121.5000        2,552
PMCS     PMC - Sierra Inc.                        Technology                   12         208.0625        2,497
POP      Pope & Talbot Inc.                       Basic Materials             140          17.9375        2,511
DGX      Quest Diagnostics Inc.                   Consumer, Non-cyclical       27          97.6250        2,636
RMBS     Rambus Inc.                              Technology                   27          91.5000        2,471
RWY      Rent-Way Inc.                            Consumer, Non-cyclical       83          29.9375        2,485
RMD      Resmed Inc.                              Consumer, Non-cyclical      101          25.1250        2,538
RFMD     RF Micro Devices Inc.                    Technology                   29          86.8750        2,519
RHI      Robert Half International Inc.           Consumer, Non-cyclical       80          31.3125        2,505
ROG      Rogers Corp.                             Industrial                   67          37.7500        2,529
SFP      Salton Inc                               Consumer, Cyclical           70          37.0000        2,590
SNDK     Sandisk Corp.                            Technology                   39          64.4375        2,513
SAWS     Sawtek Inc.                              Industrial                   42          63.3906        2,662
SCI      SCI Systems Inc.                         Industrial                   55          46.7500        2,571
SFA      Scientific-Atlanta Inc.                  Technology                   30          84.5000        2,535
SDLI     SDL Inc.                                 Technology                    8         328.0000        2,624
SCRI     SICOR Inc.                               Consumer, Non-cyclical      282           8.6875        2,450
SEBL     Siebel Systems Inc.                      Technology                   14         177.5625        2,486
STN      Station Casinos Inc.                     Consumer, Cyclical           97          25.7500        2,498
SYBS     Sybase Inc.                              Technology                  121          21.1250        2,556
SYMC     Symantec Corp.                           Technology                   50          49.7500        2,488
SBL      Symbol Technologies Inc.                 Industrial                   46          53.7500        2,473
TECD     Tech Data Corp.                          Consumer, Cyclical           52          48.4375        2,519
TECH     Techne Corp.                             Consumer, Non-cyclical       17         145.2500        2,469
ERICY    Telefonaktiebolaget LM Ericsson          Technology                  115          21.8125        2,508
TER      Teradyne Inc.                            Technology                   34          73.0000        2,482
TTI      Tetra Technologies Inc.                  Energy                      191          13.1250        2,507
TXN      Texas Instruments Inc.                   Technology                   38          67.2500        2,556
TBL      Timberland Company                       Consumer, Cyclical           34          72.0625        2,450
TTN      Titan Corp.                              Technology                   70          36.6250        2,564
TGH      Trigon Healthcare Inc.                   Consumer, Non-cyclical       44          57.3750        2,525
OIL      Triton Energy Ltd.                       Energy                       64          38.8750        2,488
UNH      UnitedHealth Group Incorporated          Consumer, Non-cyclical       28          89.2500        2,499
VPI      Vintage Petroleum Inc.                   Energy                      120          21.0000        2,520
VSH      Vishay Intertechnology Inc.              Industrial                   61          41.5625        2,535
VTSS     Vitesse Semiconductor Corp.              Industrial                   32          79.9375        2,558
VOL      Volt Information Sciences Inc            Consumer, Non-cyclical       68          37.0000        2,516
WAT      Waters Corp.                             Industrial                   18         146.9375        2,645
XLNX     Xilinx Inc.                              Technology                   29          87.7500        2,545
                                                                                                       --------
                                                                                                       $252,833
                                                                                                       ========


                                                          Investment Summary   5

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of the trust on any business day by contacting your financial professional or Ranson. Unit prices are available daily on the Internet at WWW.RANSON.COM. The unit price includes:

  *  the value of the stocks,

  *  the initial sales fee, and

  *  cash and other net assets in the portfolio.

  We often refer to the purchase price of units as the "offer price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed. In addition, you can invest in a Ranson UIT retirement account directly with the trustee. We reduce the minimum investment to only $250 for these accounts. Please contact The Bank of New York for more information and an application. The trustee will assess an annual fee per account (currently $12) which can be deducted from your account if do not wish to pay it separately.

  VALUE OF THE STOCKS. We determine the value of the stocks as of the close of the New York Stock Exchange on each day that exchange is open. During the initial offering period, the value of the stocks includes organization costs.

  Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

  The trustee determined the initial prices of the stocks shown in "The Portfolio" in this prospectus. The trustee determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  Organization Costs. During the initial offering period, part of the value of the stocks represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

  SALES FEE. You pay a fee when you buy units. The total fee equals 2.90% of your unit price at the time of purchase. To keep your


6   Understanding Your Investment
money working longer, we defer payment of $0.19 of this fee per unit. Your trust accrues part of this fee each day as described on page three. You pay the remaining sales fee at the time you buy units (approximately 1.00% of your unit price).

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amount of the deferred sales fee, we will credit you the difference between your total sales fee and the deferred sales fee at the time you buy units.

  Large Purchases. You can reduce your fee by increasing the size of your investment:

     If you purchase:        Your fee will be:
     ----------------        -----------------
     Less than $100,000           2.90%
     $100,000 - $249,999          2.70
     $250,000 - $499,999          2.50
     $500,000 - $999,999          2.30
     $1,000,000 or more           2.10

  We apply these fees as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 2.70% of your unit price.

  You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

  *  purchases by your spouse or minor children and

  *  purchases by your trust estate or fiduciary accounts.

  You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Ranson unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

  The discounts described above apply only during the initial offering period.

  Advisory and Wrap Fee Accounts. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional. You pay only the portion of the fee that the sponsor retains. This table provides an example of the


                                               Understanding Your Investment   7
sales fee you will pay per unit if you purchase units in this type of account.

     Fee paid on purchase           $0.000
     Deferred sponsor retention      0.065
                                    ------
        Total                       $0.065
                                    ======

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust.

  Exchange or Rollover Option. We waive the initial sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any other Ranson unit trust. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with termination proceeds from an unaffiliated unit trust that has the same investment strategy as this trust. In order to qualify for this discount, your unit redemption or trust termination must occur on the same day that you purchase units of the trust offered in this prospectus. These discounts apply only during the initial offering period.

  Employees. We do not charge the sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Ranson and its affiliates; officers, directors, and employees and their family members (spouses, children and parents) of Value Line Publishing, Inc. and its affiliates; or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. You may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. This discount applies during the initial offering period and in the secondary market.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.


                             HOW TO SELL YOUR UNITS

  You can sell your units on any business day by contacting your financial professional or Ranson. Unit prices are available daily on the Internet at WWW.RANSON.COM or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining sales fee when you sell or redeem your units.


8   Understanding Your Investment

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the stocks not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.

  You can request an in kind distribution of the stocks underlying your units if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. The trustee will make any in kind distribution of stocks by distributing applicable stocks in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable stocks and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of other Ranson unit trusts at a reduced sales fee. You can contact your financial professional or Ranson for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and


                                               Understanding Your Investment   9
understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.


                                  DISTRIBUTIONS

  QUARTERLY DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each quarterly distribution date to unitholders of record on the preceding record date. You can elect to:

  *  reinvest distributions in additional units of your trust at no fee,

  *  reinvest distributions in various mutual funds, or

  *  receive distributions in cash.

  You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units or mutual fund shares at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units or mutual fund shares will always be available for reinvestment. If units or fund shares are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

  In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

  REINVEST IN MUTUAL FUNDS. You can also elect to automatically reinvest your distributions in certain mutual funds. Unlike your trust, these mutual funds are managed funds that have different objectives. You can obtain information about these funds from Ranson.

  REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.


                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the stocks in your portfolio. You should understand these risks before you invest. If the value of the stocks falls, the value of your units


10   Understanding Your Investment
will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the stocks will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

  CONCENTRATION RISK is the risk that your portfolio is less diversified because it concentrates in a particular type of stock. When a certain type of stock makes up more than 25% of a trust, the trust is considered to be "concentrated" in that stock type. Your portfolio currently concentrates in TECHNOLOGY COMPANIES and CONSUMER PRODUCTS COMPANIES.

  Before you invest in TECHNOLOGY COMPANIES, you should understand that:

  *  These companies encounter

     >  rapid changes in technology,

     >  worldwide competition,

     >  rapid obsolescence of products and services,

     >  cyclical market patterns,

     >  rapidly evolving industry standards, and

     >  frequent new product introductions.

  * An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could negatively affect an issuer's operating results.

  *  Operating results and customer relationships can be hurt by

     > an increase in price, or an interruption or reductions in supply, of any key components, and

     >  the failure of an issuer to comply with rigorous industry standards.

  Before you invest in CONSUMER PRODUCTS COMPANIES, you should understand that:

  * The economic health of consumers has a significant impact on spending on consumer products. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

  *  These companies encounter

     > cyclical revenues and earnings that can vary significantly at different times of the year and

     >  extensive competition.

  *  Operating results and stock price performance can be hurt by

     >  changing consumer tastes,


                                              Understanding Your Investment   11

    >  product liability litigation, and

    >  increased governmental regulation.

  CORRELATION RISK is the risk that the performance of the portfolio might not correspond exactly with the hypothetical strategy performance. This can happen for reasons such as:

  * the impracticability of owning each of the stocks with the exact strategy weightings at a given time, and

  *  fees and expenses of the trust.


                           THE VALUE LINE #1 STRATEGY

  The Value Line Investment Survey was created in 1931. The Value Line ranking system has been operating essentially in its present form since 1965. It is backed by disciplined, objective, quantitative analytical methodologies that have proven themselves over the last 60 years. The Value Line Timeliness(TM) Rank seeks to measure potential price performance during the next six to twelve months relative to approximately 1700 stocks covered by The Value Line Investment Survey. These stocks currently represent 95 industries and approximately 94% of the trading volume on all United States stock exchanges.

  The Value Line Timeliness(TM) Rank uses a ranking scale of 1 (highest) to 5 (lowest). The components of the ranking system are the long-term trend of earnings, prices, recent earnings and price momentum and earnings surprises. A computer program combines these elements into a forecast of relative price behavior of each stock for the six to twelve months ahead relative to all other stocks in the coverage universe. The Value Line Investment Survey describes its ranking system as follows:

   RANK 1 (HIGHEST): Value Line anticipates this stock to be one of the best relative price performers during the next six to twelve months (100 stocks).

   RANK 2 (ABOVE AVERAGE): Value Line anticipates better-than-average price performance (300 stocks).

   RANK 3 (AVERAGE): Value Line anticipates price performance in line with the market (900 stocks).

   RANK 4 (BELOW AVERAGE): Value Line anticipates below-average price performance (300 stocks).

   RANK 5 (LOWEST): Value Line anticipates the poorest relative price performance (100 stocks).

  Value Line changes the Timeliness(TM) rank from time to time based on new earnings reports, changes in the price movement of a stock relative to the market, a combination of the earnings and price factors, or shifts in the relative positions of other stocks. The portfolio will not change as a result of any change in Timeliness(TM) rank during the trust's life. The portfolio will remain fixed until termination except as otherwise described in this prospectus and as provided in the trust agreement. The Timeliness(TM) rank is the view of The Value Line Investment Survey. It is not the view of Ranson. The rank cannot predict future performance and does not guarantee future performance.

  This table shows hypothetical price appreciation for the stocks in the Dow Jones Industrial Average and the Standard & Poor's 500 Index compared with stocks selected using the Value Line #1 Strategy (not your trust or any previous


12   Understanding Your Investment
series). This information is not meant to indicate your future return. The table does not assume reinvestment of dividends. Your investment return will differ from the hypothetical returns of the strategy. Returns have fluctuated significantly in the past and have not always been positive.

         HYPOTHETICAL PRICE APPRECIATION
         -------------------------------

              DOW JONES      STANDARD &      VALUE
              INDUSTRIAL     POOR'S 500     LINE #1
 YEAR          AVERAGE         INDEX        STRATEGY
 ----         ----------     ----------     --------
 1965           10.88%          9.06%         33.60%
 1966          -18.94         -13.09           3.10
 1967           15.20          20.09          39.20
 1968            4.27           7.66          31.20
 1969          -15.19         -11.36         -17.70
 1970            4.82           0.10          -8.90
 1971            6.11          10.79          26.50
 1972           14.58          15.63          10.10
 1973          -13.20         -17.37         -17.10
 1974          -23.64         -29.72         -23.10
 1975           44.46          31.55          51.60
 1976           22.80           1.15          35.30
 1977          -12.91         -11.50          15.80
 1978            2.66           1.06          19.80
 1979           10.60          12.31          25.60
 1980           21.90          29.77          50.20
 1981           -3.61          -9.73          -1.90
 1982           26.85          14.76          33.70
 1983           25.82          17.27          25.20
 1984            1.29           1.40          -8.60
 1985           33.28          26.33          38.60
 1986           27.00          14.62          23.50
 1987            5.66           2.03          -1.20
 1988           16.03          12.40          16.00
 1989           32.09          27.25          28.70
 1990           -0.73          -6.56          -6.60
 1991           24.19          26.31          56.70
 1992            7.39           4.46          10.10
 1993           16.87           7.06          18.50
 1994            5.03          -1.54           4.60
 1995           36.67          34.11          31.30
 1996           28.71          20.60          27.00
 1997           24.78          31.01          25.80
 1998           16.10          26.67           9.30
 1999           25.22          19.53          23.70
 3/31/00        -5.00           2.00          15.60

--------------------
* The table above does not reflect the sales fee or expenses you pay on your units. It also does not reflect the effect of taxes. As with any strategy-based portfolio, your return may differ from that of the hypothetical strategy. For example, this could happen because the trust may not be fully invested at all times, trusts are established at different times during the year, the trust has a 14 month term rather than one year, the trust will bear brokerage commissions in buying and selling stocks, and the weightings of stocks in the trust may not replicate their weightings in the hypothetical strategy at all times.

  When reviewing any historical performance information, you should keep in mind that past performance cannot guarantee future results. Many stocks, especially those issued by technology companies, have exhibited above-average price appreciation and extreme volatility in recent years during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of stocks will replicate the performance exhibited in the past.


                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets


                                              Understanding Your Investment   13
of your trust. These units remain outstanding until redeemed or until your trust terminates.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

  AMENDING THE TRUST AGREEMENT. Ranson and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by Ranson and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the original value of the stocks in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

  The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in kind distribution of the


14   Understanding Your Investment
stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in kind distributions.

  RANSON. We are an investment banking firm created in 1995 by former owners and employees of Ranson Capital Corporation. We are the successor to a series of companies first organized in 1935. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 250 North Rock Road, Ste. 150, Wichita, Kansas 67206-2241 or by using the contacts listed on the back cover of this prospectus.

  Ranson and your trust have adopted a code of ethics requiring Ranson's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, New York, New York 10007. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Ranson and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. The distribution fee during the initial offering period is as follows:

     If a firm distributes:     It will earn:
     ---------------------      ------------
     Less than $100,000            2.25%
     $100,000 - $249,999           2.05
     $250,000 - $499,999           1.85
     $500,000 - $999,999           1.65
     $1,000,000 or more            1.45

  We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm distributes between 10,000 and 24,999 units, it earns 2.05% of the unit price. In addition, firms can earn additional amounts based on total sales of all Ranson Value Line #1 Strategy Trusts during calendar year 2000:

                                      It will earn an
     If a firm sells this amount:       additional:
     ---------------------------      ---------------
     $5,000,000 - $9,999,999              0.050%
     $10,000,000 - $24,999,999            0.100
     $25,000,000 or more                  0.125

  We apply these amounts as a percent of the total distribution price. We pay these additional amounts out of our own assets and not out of your sales fee directly.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units


                                              Understanding Your Investment   15
in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost $273 on the initial deposit of stocks into the trust.


                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

  TRUST STATUS. Your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the stocks and other assets held by the trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each stock when such income is considered to be received by a trust. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust that you must take into account for federal income tax purposes is not reduced for amounts used to pay the deferred sales fee.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of stocks, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related stocks from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each stock or other trust asset by apportioning the cost of your units, generally including sales fees, among each stock or other trust asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

  If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine the holding period of your units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax laws may, however, treat certain capital gains as ordinary income in special situations.


16   Understanding Your Investment

  EXCHANGES AND ROLLOVERS. If you elect to reinvest the proceeds from your trust in a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of units of your trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical stocks under the wash sale provisions of the Internal Revenue Code.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, you may request a distribution of stocks from your trust when you redeem your units or at the trust's termination. If you request an in-kind distribution you will be responsible for any expenses related to this distribution. By electing to receive an in-kind distribution, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive stocks in exchange for your pro rata portion of the stocks held by your trust. However, if you also receive cash in exchange for a fractional share of a stock held by your trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the fractional share of the stock.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

  FOREIGN, STATE AND LOCAL TAXES. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your trust that are derived from dividends of stocks of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25 percent of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.

  Some distributions by your trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.


                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Investment Summary"


                                              Understanding Your Investment   17
section of this prospectus shows the estimated amount of these expenses.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Ranson unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a percentage of your trust's average daily net asset value (not to exceed 0.75 percent of your initial investment over the life of the trust). The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Ranson, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust will also pay a license fee to Value Line Publishing, Inc. for the use of various trademarks and trade names. Your trust may pay the costs of updating its registration statement each year. The trustee may sell stocks to pay any trust expenses.


                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603 (http://www.chapman.com), acts as counsel for Ranson and has given an opinion that the units are validly issued.

  INDEPENDENT AUDITORS. Allen, Gibbs & Houlik, L.C., independent auditors, audited the statement of financial condition and the portfolio included in this prospectus.


                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the stocks in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting Ranson or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).






18   Understanding Your Investment

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS

UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 97

We have audited the accompanying statement of financial condition, including the trust portfolio, of Ranson Unit Investment Trusts, Series 97, as of the opening of business on July 13, 2000, the initial date of deposit. The statement of financial condition is the responsibility of the sponsor. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation of the purchases of securities to be deposited in the trust by correspondence with the trustee. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 97 as of July 13, 2000, in conformity with generally accepted accounting principles.


                             ALLEN, GIBBS & HOULIK, L.C.

Wichita, Kansas
July 13, 2000


STATEMENT OF FINANCIAL CONDITION
AT THE OPENING OF BUSINESS ON JULY 13, 2000, THE INITIAL DATE OF DEPOSIT

     INVESTMENT IN STOCKS
     Contracts to purchase stocks (1) (2)                                 $252,833
                                                                          ========

     Number of units                                                        25,539
                                                                          ========

     LIABILITIES AND INTEREST OF INVESTORS
     Liabilities
       Organization costs (3)                                             $  1,277
       Deferred sales fee (4)                                                4,852
                                                                          --------
                                                                             6,129
                                                                          --------
     Interest of investors
       Cost to investors (5)                                               255,390
       Less: gross underwriting commission and organization costs (5)        8,686
                                                                          --------
       Net interest of investors (1) (2) (5)                               246,704
                                                                          --------
     Total                                                                $252,833
                                                                          ========

--------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.
(2) Cash or an irrevocable letter of credit issued by Intrust Bank, N.A., Wichita, Kansas has been deposited with the trustee covering the funds (aggregating $253,106) necessary for the purchase of the securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. The amount of these costs are set forth in the "Fees and Expenses." A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (if earlier) to an account maintained by the trustee from which this obligation of the investors will be satisfied.
(4) The total sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the total sales fee and the deferred sales fee. The total sales fee is 2.90% (equivalent to 2.929% of the net amount invested). The deferred sales fee is equal to $0.19 per Unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees for quantity purchases.


                                              Understanding Your Investment   19

CONTENTS

                                                Investment Summary
------------------------------------------------------------------
A concise description         2   Investment Objective
A concise description         2   Investment Objective
of essential information      2   Investment Strategy
about the portfolio           2   Principal Risks
                              3   Who Should Invest
                              3   Essential Information
                              3   Fees and Expenses
                              4   The Portfolio

                                     Understanding Your Investment
------------------------------------------------------------------
Detailed information to       6   How to Buy Units
help you understand           8   How to Sell Your Units
your investment              10   Distributions
                             10   Investment Risks
                             12   The Value Line #1 Strategy
                             13   How the Trust Works
                             16   Taxes
                             17   Expenses
                             18   Experts
                             18   Additional Information
                             19   Report of Independent Auditors
                             19   Statement of Financial Condition

Where to Learn More
------------------------------------------------------------------
You can contact us for       VISIT US ON THE INTERNET
free information about         http://www.ranson.com
this and other invest-       BY E-MAIL
ments, including the           invest@ranson.com
Information Supplement.      CALL RANSON
                               (800) 345-7999
                               Pricing Line (888) 248-4954
                             CALL THE BANK OF NEW YORK
                               (800) 701-8178 (investors)
                               (800) 647-3383 (brokers)

Additional Information
------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information, including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C. 20549-0102
  VISIT:   http://www.sec.gov (EDGAR Database)
  CALL:    1-202-942-8090 (only for information on
           the operation of the Public Reference Section)

REFER TO:
  RANSON UNIT INVESTMENT TRUSTS, SERIES 97
  Securities Act file number:  333-41082
  Investment Company Act file number:  811-3763

                              --------------------

  When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

  The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                                     RANSON

                                      UNIT

                                   INVESTMENT

                                     TRUSTS









                                  VALUE LINE #1

                                 STRATEGY TRUST



                                     [LOGO]



                                    SERIES 10









                            PROSPECTUS JULY 13, 2000

                    RANSON UNIT INVESTMENT TRUSTS, SERIES 97
                     VALUE LINE #1 STRATEGY TRUST, SERIES 10

                             INFORMATION SUPPLEMENT

  This Information Supplement provides additional information concerning each trust described in the prospectus for the Ranson Unit Investment Trusts series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Ranson & Associates, Inc. at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241, or at (800) 345-7999. This Information Supplement is dated as of the date of the prospectus.

                                    CONTENTS

          General Information                                  2
          Value Line Publishing, Inc. Licensing Agreement      2
          Investment Objective and Policies                    3
          Risk Factors                                         4
          Administration of the Trust                          6
          Portfolio Transactions and Brokerage Allocation     12
          Purchase, Redemption and Pricing of Units           13
          Performance Information                             17

GENERAL INFORMATION

  Each trust is one of a series of separate unit investment trusts created under the name Ranson Unit Investment Trusts and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

  When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 60 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 60th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

  A trust consists of (a) the securities listed under "The Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

VALUE LINE PUBLISHING, INC. LICENSING AGREEMENT

  The sponsor has entered into a license agreement with Value Line Publishing, Inc . (the "License Agreement"), under which the trust (through the sponsor) is granted licenses to use the trademark and tradenames "Value Line", "The Value Line Investment Survey", or other applicable marks solely in materials relating to the creation and issuance, marketing and promotion of such trust and in accordance with any applicable federal and state securities law to indicate the source of the Value Line Timeliness Ranking System ("System") as a basis for determining the composition of the trust's portfolio. As consideration for the grant of the license, the trust will pay to Value Line Publishing, Inc. a quarterly fee. If the System ceases to be compiled or made available or the anticipated correlation between Value Line #1 Strategy Trust and the System is not maintained, the sponsor may direct that the trust continue to be operated using the System as it existed on the last date on which it was available.

  Value Line Publishing, Inc.'s ("VLPI") only relationship to Ranson is VLPI's licensing to Ranson of certain VLPI trademarks and trade names and the Value Line Timeliness Ranking System (the "System"), which is composed by VLPI without regard to Ranson, the trust or any investor. VLPI has no obligation to take the needs of Ranson or any investor in the trust into consideration in composing the System. The trust results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the trust or the timing of the issuance for sale of the trust or in the calculation of the equations by which the trust is to be converted into cash. VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE

OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE TRUST; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS TRUST, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE TRUST.

  "VALUE LINE," "THE VALUE LINE INVESTMENT SURVEY" OR OTHER APPLICABLE MARKS ARE REGISTERED TRADEMARKS OF VALUE LINE, INC. OR VALUE LINE PUBLISHING, INC. THAT ARE LICENSED TO RANSON & ASSOCIATES, INC. THIS TRUST IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY VALUE LINE PUBLISHING, INC., VALUE LINE, INC. OR VALUE LINE SECURITIES, INC. RANSON & ASSOCIATES, INC. IS NOT AFFILIATED WITH ANY VALUE LINE COMPANY.

INVESTMENT OBJECTIVE AND POLICIES

  The trust seeks to invest equally in the 100 stocks ranked #1 for Timeliness(TM) by The Value Line Investment Survey as of the date set forth in the prospectus. Created in 1931, The Value Line Investment Survey uses a ranking system that has been operating in its present form since 1965. The Value Line Timeliness(TM) Rank uses a ranking scale of 1 (highest) to 5 (lowest) and measures potential price performance during the next six to twelve months relative to approximately 1700 stocks covered by The Value Line Investment Survey. The components of the ranking system are the long-term trend of earnings, prices, recent earnings and price momentum, and earnings surprises. A computer program combines these elements into a forecast of relative price behavior of each stock relative to all other stocks in the coverage universe.

  The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

  The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions. Except as stated in the trust agreement, herein, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

  Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

  Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for the purpose of redeeming units tendered for redemption and the payment of expenses.

RISK FACTORS

  STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

  Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding.
The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

  TECHNOLOGY ISSUERS. Because the trust generally includes a concentration of technology and technology-related companies, an investment in units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, semiconductors, electronic products, and other related products, systems and services. The market for technology products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the securities will be able to respond timely to compete in the rapidly developing marketplace.

  Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the securities and therefore the ability of a unitholder to redeem units at a price equal to or greater than the original price paid for such units.

  Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the securities.

  Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

  Certain issuers of the securities may derive a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements and are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.

  CONSUMER PRODUCTS COMPANIES. The trust invests in a significant number of issuers within the consumer goods industry. Any negative impact on this industry will have a greater impact on the value of units than on a portfolio diversified over several industries. These companies generally include companies in the consumer cyclicals and consumer non-cyclicals sectors. You should understand the risks of these companies before you invest. These companies face risks due to cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, products liability litigation, extensive competition, foreign tariffs, foreign exchange rates, transportation costs, the cost of raw materials, unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. Because the economic health of consumers greatly impacts these companies, recession or tightening of consumer credit or spending could adversely affect these issuers. Pharmaceutical companies face additional risks such as extensive governmental regulation, lengthy governmental drug review processes and substantial research and development costs. The failure to obtain government approval or successful test results for a drug could have a substantial negative impact on a company. All of these factors can have a negative impact on the value of your units.

  LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

  ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

  LITIGATION AND LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

ADMINISTRATION OF THE TRUST

  DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

  The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

  The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

  DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee. In addition, unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of certain mutual funds, including certain funds underwritten or advised by Scudder Kemper Investments, Inc., at net asset value if such funds are registered in such unitholder's state of residence. Since the portfolio securities and investment objectives of such mutual funds generally will differ significantly from those of a trust, unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in the prospectus, which can be obtained from the sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

  Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee, you will be credited the difference between your sales fee and the deferred sales fee at the time you buy your units. Accordingly, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such units at the time of reinvestment.

  Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

  The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

  STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

  The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

(A)  As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year;

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

  RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

  AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

  The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

  Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

  The sponsor will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

  Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution. A unitholder who owns the minimum number of units shown in the prospectus may request an in kind distribution from the trustee instead of cash. The trustee will make an in kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

  Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

  The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

  THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10007, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

  The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

  Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

  The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

  THE SPONSOR. Ranson & Associates, Inc., the sponsor, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. Ranson & Associates, Inc. is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc.
is the successor to a series of companies, the first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc.
and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita,
Kansas 67206-2241.

  If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

  The foregoing financial information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

  THE SUPERVISOR AND EVALUATOR. Ranson & Associates, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

  LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

  The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

  The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

  EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

  The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated monthly is based on the largest number of units of a trust outstanding during the calendar year for which such compensation relates. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

  In its capacity as supervisor, the sponsor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor for providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of the January record date for any annual period.

  For evaluation of the securities in a trust, the evaluator shall receive that fee set forth in the prospectus, payable monthly, based upon the largest number of units of the trust outstanding during the calendar year for which such compensation relates.

  The trustee's fee, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

  The trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a percentage of your trust's average daily net asset value (not to exceed the percentage of your initial investment over the life of the trust set forth in the prospectus). The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

  The trust will pay a license fee to Value Line Publishing, Inc. for use of certain trademarks.

  The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust. A trust may pay the costs of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

  When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

  PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the maximum deferred sales fee. The maximum sales fee is 2.90% of the public offering price (equivalent to 2.929% of the net amount invested). The deferred sales fee will be collected as described in the prospectus. The total amount of deferred sales fee payments will be $0.19 per unit. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee and the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier.

  As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the trustee. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

  The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Computation of Redemption Price."

  PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

  The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

  Certain commercial banks may be making units of a trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount of the broker-dealer concession or agency commission set forth in the prospectus. Banks may be prohibited from underwriting trust units; however, certain agency transactions may be permitted. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

  The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

  SPONSOR PROFITS. The sponsor will receive gross sales charges equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

  MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

  REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

  Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption.

  Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

  Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption a unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $1,000,000 of proceeds as part of his or her distribution or if he paid at least $1,000,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

  The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

  The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

  COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational and offering costs. The evaluator may determine the value of the securities in the trust in the following manner: if the security is listed on a national securities exchange or the Nasdaq Stock Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange or Nasdaq, the evaluation will generally be made by the evaluator in good faith based on the last bid price on the over-the-counter market (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities,
(2) by the evaluator's appraising the value of the securities in good faith at the bid side of the market or (3) by any combination thereof.

  RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

  The trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee per account, if not paid separately, will be assessed by the trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

  OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

  Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

PERFORMANCE INFORMATION

  Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

1.1.   Trust Agreement.

1.1.1. Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

2.2. Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782) as filed on March 14, 2000.

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered.

4.1.   Consent of Independent Auditors.

                                   SIGNATURES

     The Registrant, Ranson Unit Investment Trusts, Series 97 hereby identifies Ranson Unit Investment Trusts, Series 53 and Series 90, EVEREN Unit Investment Trusts, Series 39, Kemper Defined Funds, Series 45 and Kemper Equity Portfolio Trusts, Series 1 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 97 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 13th day of July 2000.


                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 97,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:   /s/     ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on July 13, 2000 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.


     SIGNATURE                     TITLE
----------------------      -----------------------


/s/ DOUGLAS K. ROGERS       Executive Vice           )
----------------------       President and Director  )
 Douglas K. Rogers


/s/ ALEX R. MEITZNER        Chairman of the Board    )
----------------------       of Directors            )
 Alex R. Meitzner


/s/ ROBIN K. PINKERTON      President, Secretary,    )
----------------------       Treasurer and Director  ) /s/ ALEX R. MEITZNER
 Robin K. Pinkerton                                    -----------------------
                                                           Alex R. Meitzner

-------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                      S-2